SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

dELiA*s Corp.

(Name of Subject Company)

dELiA*s Corp.

(Names of Person Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

24688Q101

(CUSIP Number of Class of Securities)

Edward D. Taffet, Esq.

Senior Vice President and General Counsel
435 Hudson Street
New York, New York 10014
(212) 807-9060
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a copy to:

Jeffrey A. Horwitz, Esq.

Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

☐                            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is dELiA*s Corp., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 435 Hudson Street, New York, New York 10014. The telephone number of the principal executive offices of the Company is (212) 807-9060.

Securities

      The title of the class of securities to which this Statement relates is the Class A common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of July 25, 2003, there were 53,438,809 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

      The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption Item 1, “Subject Company Information — Name and Address” above.

Tender Offer and Merger

      This Statement relates to the tender offer by Dodger Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Alloy, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2003, to purchase all the outstanding shares of Common Stock at a purchase price of $0.928 per share, net to the seller in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 151 W. 26th Street, 11th Floor, New York, New York 10001.

      The Offer is being made pursuant to the Acquisition Agreement, dated as of July 30, 2003, among Parent, Purchaser and the Company (the “Acquisition Agreement”). The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, in accordance with the relevant provisions of Delaware law, Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

      In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company, any subsidiary of the Company, Parent or Purchaser, which shall be canceled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”)) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such shares of Common Stock. The Acquisition Agreement is more fully described in Section 11, “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholders Support Agreement — The Acquisition Agreement” of the Offer to Purchase, which is designated as Exhibit (a)(1) and incorporated herein by reference.

      Each of Mr. Stephen I. Kahn, the Company’s Chairman and Chief Executive Officer, and Ms. Geraldine Karetsky, a director, have entered into a Tender and Stockholder Support Agreement, dated as of July 30, 2003 (the “Tender Agreement”), with Parent and Purchaser, pursuant to which they have, among other things, agreed to tender in the Offer an aggregate of approximately 35% of the issued and outstanding Common Stock, subject to certain terms and conditions. The Tender Agreement is more fully described in Section 11, “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholders Support Agreement — The Tender and Stockholder Support Agreement” of the Offer to Purchase, which is designated as Exhibit (a)(1) and incorporated herein by reference.

      Copies of the Acquisition Agreement and the Tender Agreement (collectively, the “Transaction Agreements”) are designated as Exhibits (e)(1) and (e)(2), respectively, and incorporated herein by reference. A copy of the press release issued by the Company on July 31, 2003, is designated as Exhibit (a)(3) and incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein or therein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

The Transaction Agreements

      The summaries of the Transaction Agreements and the description of the conditions of the Offer are contained in Section 11, “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholders Support Agreement — The Acquisition Agreement” and “— The Tender and Stockholder Support Agreement” and Section 14, “Conditions of the Offer,” of the Offer to Purchase, which is designated as Exhibit (a)(1) and incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Transaction Agreements, which are designated as Exhibits (e)(1) and (e)(2) and incorporated herein by reference.

Employment Arrangements with Senior Executive Officers

      Subject to the closing of the Merger, at the Effective Time, the Company, Parent and certain senior executive officers of the Surviving Corporation will enter employment arrangements as summarized below.

Stephen I. Kahn

      Stephen I. Kahn, the Company’s Chairman and Chief Executive Officer, will enter into a Termination Agreement with the Surviving Corporation (the “CEO Termination Agreement”), which will terminate Mr. Kahn’s current employment agreement with the Company, dated April 24, 2001. Under the CEO Termination Agreement, Mr. Kahn will receive severance in the aggregate amount of $1,175,000 plus a pro-rated amount for 2003 based on an annual base salary of $300,000 plus a bonus of $20,000 plus an amount equal to 40% of the foregoing amounts. Such severance payments to Mr. Kahn will be made pursuant to the following schedule: as to the 40% component, one-fourth of such amount will be paid on each of the first, second, third and fourth anniversaries of the closing of the Merger; as to the balance of the foregoing, such amount will be paid on the fifth anniversary of the closing of the Merger. Following the Effective Time, Mr. Kahn will not be entitled to participate in the Surviving Corporation’s long-term incentive plans nor in any employee pension or welfare benefit plans.

      Mr. Kahn will also enter into a Consulting Agreement with the Surviving Corporation (the “CEO Consulting Agreement”), through which the Surviving Corporation may utilize Mr. Kahn’s services as an independent contractor. The CEO Consulting Agreement is for a term of three months pursuant to which Mr. Kahn will receive $8,333 per month.

      Mr. Kahn will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation and Parent (the “CEO Confidentiality Agreement”) that prohibits him from engaging in certain specified activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation for a period of five years from the date of its inception. Pursuant to the CEO Confidentiality Agreement, Mr. Kahn will receive a total payment from the Surviving Corporation in the amount of $450,000, payable $100,000 on the closing of the Merger and the balance in equal installments over five years.

      Mr. Kahn will enter into a Mutual General Release with the Surviving Corporation and Parent (a “Release”), pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the CEO Termination Agreement, the CEO Confidentiality Agreement and the CEO Consulting Agreement.

Evan Guillemin

      Evan Guillemin, the Company’s Chief Financial Officer, Chief Operating Officer, Treasurer and Director, will enter into a Termination Agreement with the Surviving Corporation (the “Guillemin Termination Agreement”), which terminates his current employment agreement with the Company. Pursuant to the Guillemin Termination Agreement, Mr. Guillemin will receive a lump sum payment from the Surviving Corporation in the amount of $680,000 payable on the closing of the Merger, plus a pro-rated amount for the fiscal year ending January 31, 2004 based on a base salary of $340,000 per fiscal year.

      Mr. Guillemin will enter into an Employment Agreement with the Surviving Corporation (the “Guillemin Employment Agreement”), under which Mr. Guillemin will be employed by the Surviving Corporation for one year from the Effective Time. Mr. Guillemin will be entitled to a base salary of $240,000 for the term of his employment. In addition, Mr. Guillemin will receive an option to purchase 50,000 shares of Parent common stock pursuant to one of Parent’s stock option plans, which grant vests annually over four years.

      Mr. Guillemin will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation (the “Guillemin Confidentiality Agreement”) that prohibits him from engaging in certain activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation until January 31, 2006. Pursuant to the Guillemin Confidentiality Agreement, Mr. Guillemin will receive a payment from the Surviving Corporation in the amount of $100,000 (payable one-half on January 31, 2005 and one-half on January 31, 2006).

      Mr. Guillemin will enter into a Release with the Surviving Corporation and Parent, pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the Guillemin Termination Agreement, the Guillemin Employment Agreement and the Guillemin Confidentiality Agreement. Pursuant to the Release, Mr. Guillemin will receive a payment from the Surviving Corporation in the amount of $50,000, payable on the closing of the Merger.

Christopher C. Edgar

      Christopher C. Edgar, the Company’s Executive Vice President and Vice Chairman of the Board, will enter into a Termination Agreement with the Surviving Corporation (the “Edgar Termination Agreement”), which terminates his current employment agreement with the Company. Pursuant to the Edgar Termination Agreement, Mr. Edgar will receive a lump sum payment from the Surviving Corporation in the amount of $400,000.

      Mr. Edgar will enter into a new Employment Agreement with the Surviving Corporation (the “Edgar Employment Agreement”), under which Mr. Edgar will provide transition services for six months from the Effective Time. Mr. Edgar will be entitled to a base salary of $50,000 for the term of his employment.

      Mr. Edgar will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation (the “Edgar Confidentiality Agreement”), that prohibits him from engaging in certain activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation until January 31, 2006. Pursuant to the Edgar Confidentiality Agreement, Mr. Edgar will receive a payment from the Surviving Corporation in the amount of $50,000 (payable in a lump sum).

      Mr. Edgar will enter into a Release with the Surviving Corporation and Parent, pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the Edgar Termination Agreement, the Edgar Employment Agreement and the Edgar Confidentiality Agreement.

General

      The foregoing summaries of the various agreements being entered into with Stephen I. Kahn, Evan Guillemin and Christopher C. Edgar are qualified in their entirety by reference to such documents, the forms of which are designated as Exhibits (e)(4) through (e)(9) and incorporated herein by reference.

Confidentiality Agreement

      On November 27, 2002, Parent and the Company entered into a confidentiality agreement in connection with Parent’s evaluation of the Company and the Company’s provision of certain information to Parent (the “Confidentiality Agreement”). The Confidentiality Agreement is designated as Exhibit (e)(3) and incorporated herein by reference.

Effect of the Merger On Employee Benefit Plans and Stock Plans

      The Acquisition Agreement provides that after the Effective Time, Parent will provide (or cause the Surviving Corporation to provide) employees who were employees of the Company at the Effective Time with employee benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Parent and will, to the extent permitted under Parent’s plans, provide such employees with credit for service with the Company and its affiliates under each employee benefit plan, program or arrangement of the Parent to the extent such service was credited for similar purposes by the Company under its plans (but only, with respect to defined benefit pension plans, under defined benefit pension plans of the Surviving Corporation or its subsidiaries), without duplication of benefits with respect to the same period of service. In addition, to the extent permitted under the terms of Parent’s plans, Parent will waive (or will cause the Surviving Corporation to waive) any pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements.

      The consummation of the Offer constitutes an “Acquisition Event” and a “Change in Control” under the terms of the options to purchase Common Stock (the “Company Options”) pursuant to the Company’s Stock Incentive Plans. As a result, the Company Options and restricted shares of Common Stock issued under the Company’s Stock Incentive Plans will be treated as follows upon consummation of the Offer:

•	The Company Options held by certain holders will vest in full at the Effective Time, to the extent provided in the option agreements associated with such Company Options. For all option holders, all Company Options that are vested at the Effective Time and have an exercise price of less than $0.928 per share of Common Stock will be deemed exercised for shares of Common Stock based on the amount by which $0.928 exceeds their exercise price per share, and each share of Common Stock issued upon such deemed exercise will be exchanged, as soon as reasonably practicable following the Effective Time, for cash in the highest amount paid for a share of Common Stock pursuant to the Offer, which amount shall be at least $0.928 per share. Shares of restricted Common Stock outstanding at the Effective Time that are vested will also be entitled to receive that amount per share.

•	Each Company Option outstanding and unvested immediately prior to the Effective Time that has an exercise price less than $0.928 per share will be amended and converted into an option to acquire, on the same terms and conditions (including with respect to vesting, limitations on transfer and exercisability) as were applicable under such Company Option prior to the Effective Time, a number of shares of Parent common stock representing substantially the same inherent value (i.e., the difference between the exercise price and $0.928 per share of Common Stock) as such Company Options had prior to the Effective Time.

•	Each holder of a Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, that has an exercise price per share of Common Stock that is greater than or equal to $0.928 will receive a notice from the Company at least twenty (20) days prior to the Closing Date indicating that all such options shall terminate at the Closing Date. However, during the period from the date on which such notice of termination is delivered to the Closing Date, each such holder will have the right to exercise any such Company Option, contingent upon the consummation of the Merger.

Effect of the Merger on Outstanding Warrants

      There are currently outstanding warrants to purchase up to 650,000 shares of Common Stock, each of which shall be amended to (i) permit the net-exercise thereof and (ii) provide that if not exercised prior to the Effective Time, such warrants shall be cancelled.

      Each of the outstanding warrants are vested and have an exercise price of less than $0.928 per share of Common Stock. Such outstanding warrants will be exercised for shares of Common Stock based on the amount by which $0.928 exceeds their exercise price per share, and each share of Common Stock issued upon such exchange will be exchanged, as soon as reasonably practicable following the Effective Time, for cash in the highest amount paid for a share of Common Stock pursuant to the Offer, which amount shall be at least $0.928 per share.

Indemnification and Insurance

      The Acquisition Agreement provides that the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify, to the full extent permitted under applicable law, the present and former directors and officers of the Company and its subsidiaries in respect of actions taken prior to and including the Effective Time in connection with their duties as directors or officers of the Company or its subsidiaries (including in connection with the Offer and the Merger). The Acquisition Agreement also provides that for at least six years after the Effective Time, the Surviving Corporation will, and Parent shall cause the Surviving Corporation to, maintain in effect directors’ and officers’ liability insurance covering the persons who are currently covered by the existing directors’ and officers’ liability insurance of the Company with respect to actions that have taken place prior to or at the Effective Time, on terms and conditions (including coverage amount) no less favorable to such persons than those in effect under the existing directors’ and officers’ liability insurance of the Company.

      The Acquisition Agreement provides that for six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause to be maintained in effect the existing directors’ and officers’ liability insurance and fiduciary insurance policies with an amount of coverage not less than one hundred percent (100%) of the amount of existing coverage and with at least the same scope of the existing coverage, or policies that are no less favorable to any person who is now, or has been at any time prior to the date of the Acquisition Agreement, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any subsidiary of the Company, and with an amount of coverage not less than one hundred percent (100%) of the amount of existing coverage, than the policies which are currently maintained by the Company, with respect to claims arising from facts or events which occurred at or before the Effective Time, so long as such policies are available for an annual premium which is no more than one hundred and fifty percent (150%) of the current annual premium for the existing policies; provided, that if such policies are not available for an annual premium of no more than one hundred and fifty percent (150%) of the current annual premium, then policies in an amount and scope as great as can be obtained for an annual premium of one hundred and fifty percent (150%) of the current annual premium shall be obtained.

Representation on the Board

      The Acquisition Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase of and payment for Common Stock in connection with the Offer by Parent or any of its subsidiaries and prior to the Effective Time:

•	Parent will be entitled to designate up to such number of directors, rounded up to the next whole number on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors) and (ii) the percentage that the number of shares of Common Stock owned by Parent and their affiliates bears to the total number of outstanding shares; provided, that at all times prior to the Effective Time, the Board shall include at least two members who are not designees of Parent.

•	The Company will upon request by Parent promptly either increase the size of the Board or use its best efforts to secure the resignation of such number of directors as is necessary to enable Parent’s designees to be elected to the Board and will cause Parent’s designees to be elected, provided that at all times prior to the Effective Time, the Company’s Board will include at least two members who are not designees of Parent.

•	Promptly upon request by Parent, the Company will use its best efforts to cause persons designated by Parent to constitute the same percentage as the number of Parent’s designees to the Board bears to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Parent and (iii) each committee of each such board or body.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

      At a meeting held on July 30, 2003, the Board:

•	determined that the terms of the Acquisition Agreement, the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, and declared that the Offer and the Merger are advisable;

•	approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the transactions contemplated by the Acquisition Agreement;

•	recommended (subject to the further exercise of its fiduciary duties) that the Company’s stockholders accept the offer and tender their shares of Common Stock pursuant to the Offer and, if necessary under the DGCL, approve and adopt the Acquisition Agreement and the Merger; and

•	authorized and approved an amendment to the Company’s Rights Agreement and designated the Acquisition Agreement to be a Board-Approved Transaction (as defined therein).

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Background

      In July 2001, the Company retained Lazard Freres & Co. LLC to serve as the Company’s investment banker in connection with various types of potential transactions, including, without limitation, any acquisition, recapitalization, divestiture, sale, spinoff, stock repurchase, joint venture or leveraged buyout. A variety of introductions were made by Lazard, none of which resulted in acquisition proposals for the Company. The retention of Lazard was terminated on October 1, 2002.

      On October 16, 2002, the Company retained Peter J. Solomon Company Limited (“PJSC”) to act as the Company’s exclusive financial advisor to assist in the evaluation of strategic alternatives for the Company and to maximize stockholder value, with a view toward a sale of the company or the infusion of additional capital in the form of equity or debt sufficient to enable the Company to continue as an independent going concern.

      On October 21, 2002, the Company announced that it had amended its financing arrangements with Wells Fargo Retail Finance, LLC (“Wells Fargo”) to enable the Company to continue borrowing under its credit facility (the “Credit Facility‘).

      In late October 2002, the Company prepared, with assistance from PJSC, a confidential memorandum (the “Confidential Memorandum”), which contained a brief description of the Company’s business as well as certain financial information. From October 2002 through December 2002, PJSC and the Company contacted 56 potential parties, including Parent, about the possibility of acquiring the Company or entering into another strategic transaction. The Company signed confidentiality agreements with a number of such parties, providing them with access to the Confidential Memorandum and additional information about the Company, as well as the ability to meet with management. Parent executed such a Confidentiality Agreement on November 27, 2002.

      In November 2002, a cash concentration trigger event occurred under the terms of the Credit Facility. The Company was able to amend the Credit Facility on December 18, 2002.

      On December 12, 2002, the Company’s Board of Directors (the “Board”) met (with PJSC in attendance) to discuss, among other things, the status of discussions with parties potentially interested in engaging in financing or strategic transactions with the Company, including Parent. PJSC reviewed in detail the process that resulted in the expression of interest from Parent (and the expressions of interest from others). The Board considered a number of factors, including the difficulty of separating the retail business from the direct marketing business, and determined not to pursue the proposed sale of its direct marketing business (without its retail business) to Parent, while directing management to pursue discussions with other interested parties regarding their expressions of interest.

      In accordance with the instructions of PJSC, in December 2002 a number of parties, including Parent, submitted non-binding expressions of interest in potential financing and strategic transactions with the Company, but no party, including Parent, submitted an expression of interest in acquiring the entire Company. On December 18, 2002, Parent sent PJSC its proposal to acquire the Company’s catalog, website, related database and other direct marketing businesses, but not its retail business, for $50 million in cash. PJSC engaged in preliminary discussions with the Parent with respect to this proposal.

      On February 24, 2003, the Company entered into an agreement with JLP Daisy LLC, a Schottenstein Stores Corporation affiliate, to license the dELiA*s brand on an exclusive basis for wholesale distribution in certain categories of products, including apparel, home furnishings, cosmetics and accessories (the “License Transaction”). Group 3 Design Corp. was retained to manage these dELiA*s-branded licensing activities, focusing on the distribution of dELiA*s products primarily in mid- and upper-tier department stores. JLP Daisy advanced the Company $16.5 million in cash against future royalties generated from the licensing venture. The Company also entered into further amendments to its Wells Fargo credit facility to facilitate this transaction.

      Following the License Transaction, the Company continued to pursue opportunities to raise capital in private transactions in order to ease concerns regarding the Company’s liquidity, arising in part from operations and in part from the pending maturity of the $2.9 million mortgage (the “Mortgage”) on the Company’s Pennsylvania warehouse/ distribution facility. PJSC contacted a number of parties on the Company’s behalf, with no success. The Company delayed the filing of its Annual Report on Form 10-K to the latest possible time in order to resolve the situation without qualifying its financial statements regarding its ability to continue as a going concern.

      On April 25, 2003, dELiA*s board met (with Peter Solomon and Proskauer Rose LLP, dELiA*s outside legal counsel (“Proskauer Rose”)) to discuss several possible financing and strategic transactions. Proskauer Rose reviewed the fiduciary responsibilities of dELiA*s board in connection with considering such transactions, as well as the general process involved with such transactions, and the likely need to amend the Rights Agreement to allow for such transactions.

      On May 12, 2003, with no other alternatives being available, certain of the Company’s officers and directors (including Messrs. Kahn, Edgar and Guillemin and Ms. Karetsky) invested an aggregate of $2.7 million to acquire 7,297,298 shares of Common Stock, at a price of $0.37 per share, constituting a $0.01 premium over the closing price on the day prior to the transaction (the “Equity Investment”).

      Contemporaneously with the consummation of the Equity Investment, the Company completed a transaction to alleviate its concerns regarding the pending maturity of the Mortgage. To resolve this problem, the Company obtained a stand-by commitment in the form of a put option from the same investors who made the Equity Investment. The commitment was intended to allow the Company to sell the property to the investors for a sum sufficient to satisfy the outstanding Mortgage solely in the event that the Mortgage was not refinanced, extended or satisfied through a sale-leaseback arrangement prior to its August 6, 2003 maturity date. In consideration for the grant of the put option, the Company issued warrants to the investors, exercisable for an aggregate 600,000 shares of Common Stock at the same one-cent premium of $0.37 per share.

      The Board designated the audit committee of the Board to consider available financing alternatives, and in connection therewith, the audit committee met on May 8, 2003. Having considered that there were no other alternatives available, the audit committee (comprised solely of three non-employee directors, and excluding the investor/ directors) met on May 11, 2003 and approved the Equity Investment and the issuance of the warrants for all purposes including to confirm exemption of the acquisition of such Common Stock from Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with Rule 16b-3 thereunder.

      The Company concurrently continued to explore opportunities to obtain additional financing capital through a sale-leaseback or other refinancing transaction relating to its Pennsylvania warehouse/distribution facility.

      On May 14, 2003, Mr. Platt had dinner with Mr. Matthew C. Diamond, the Chairman and CEO of Parent, during which Mr. Diamond inquired whether there might be interest in a transaction between Parent and the Company. Mr. Platt stated that there could be, and that if Mr. Diamond and Parent had interest, they should contact Mr. Guillemin.

      On May 15, 2003, Mr. Diamond contacted Mr. Guillemin to inquire whether the Company had any interest in a merger with Parent. On May 27, 2003, Messrs. Kahn, Edgar and Guillemin met with Mr. Diamond and Messrs. James K. Johnson, Parent’s Chief Operating Officer, and Samuel A. Gradess, Parent’s Chief Financial Officer, to discuss the potential for a business combination.

      On May 30, 2003, Lehman Brothers (“Lehman”), Parent’s financial adviser, and PJSC met to discuss the possibility of such a combination. On June 2, 2003, Lehman and PJSC met again to continue discussions regarding the status of the Company’s business, the status of Parent’s business, and the potential benefits of bringing the merchandising businesses together under various transaction structures. On June 4, 2003, Messrs. Kahn, Guillemin and Edgar from the Company, and Messrs. Diamond, Johnson and Gradess from Parent met again to continue their discussions regarding a potential business combination. On June 5, 2003, Parent and the Company entered into a confidentiality agreement relating to Parent’s confidential information that would be provided to the parties and their advisors as part of any due diligence investigation.

      From June 6, 2003 through June 20, 2003, Lehman and PJSC continued to discuss alternatives relating to a proposed business combination.

      On June 18, 2003, Parent intended to propose to acquire the Company for aggregate consideration of $70 million, comprised of (a) $40 million delivered, at Parent’s sole discretion, in the form of (x) Parent common stock valued at $6.15 per share, (y) cash or (z) any combination of such stock and cash, plus (b) $30 million par value of Parent’s newly issued 10% senior subordinated notes, which notes were to be unsecured and to mature in no more than 5 years from issuance.

      Also on June 18, 2003, representatives of the Company, including Thomas Murphy, dELiA*s’ Senior Vice President, and Ed Taffet, the Company’s General Counsel, together with representatives of PJSC, Proskauer Rose and Ernst & Young LLP, the Company’s accountants, held a telephone conference with representatives of Parent, including Andrew Pozatek, Parent’s Director of Corporate Development, and Gina DiGioia, Parent’s General Counsel, together with representatives of Lehman Brothers, Inc., Parent’s financial advisor, Katten Muchin Zavis Rosenman, Parent’s outside legal counsel (“KMZ Rosenman”) and KMPG LLP, Parent’s accountants, to discuss timing, due diligence and related matters.

      On June 20, 2003, Parent submitted to the Company a non-binding proposal, which was subject to, among other things, due diligence and Parent board approval, offering to acquire all the Company’s common stock for aggregate consideration of $70 million, comprised of (a) $5 million in cash, (b) $35 million delivered, at Parent’s sole discretion, in the form of (x) Parent common stock valued at $6.15 per share, (y) cash, or (z) any combination of such stock and cash, and (c) $30 million par value of Parent’s 10% senior subordinated notes.

      Upon receiving Parent’s proposal, the Company instructed PJSC to contact nine other parties that were selected on the basis of a number of factors, including perceived interest in the Company based on PJSC’s prior contacts with them (during the October to December 2002 process), familiarity with the Company’s business and the financial ability to consummate an acquisition or investment transaction. One of these parties requested an updated Confidential Memorandum, but ultimately none of these parties submitted an acquisition or investment proposal.

      During the time that PJSC was making these inquiries, on June 23, 2003, the Board met (with PJSC and Proskauer Rose in attendance) to evaluate Parent’s proposal, as well as the status of possible alternatives. The Board determined that it was appropriate to pursue discussions with Parent regarding its proposed $70 million transaction, but that the form of consideration needed to be evaluated, including such factors as timing, valuation and due diligence of the Parent, and tax implications.

      From June 18, 2003 to July 6, 2003, Parent continued its due diligence investigation of the Company, including as to financial, accounting and legal matters. From July 1, 2003 through July 6, 2003, KMZ Rosenman provided representatives of the Company with a draft merger agreement, as well as drafts of related transaction agreements, including a voting agreement proposed to be entered into by certain of the Company’s stockholders, an option agreement proposed to be entered into between the Company and Parent pursuant to which Parent would be granted an option to purchase up to 19.9% of the Company’s Common Stock, a form of senior subordinated note and a form of indenture.

      On July 2, 2003, the Board met, with PJSC and Proskauer in attendance, to review the progress of discussions with Parent, as well as alternatives. The Board considered the unresolved issues relating to Parent’s proposal, as well as the need for due diligence regarding Parent (in light of the substantial non-cash consideration), and appointed one of its members, Mr. Douglas Platt, to assist management in conducting due diligence on Parent and in continuing discussions with Parent regarding its proposal. The Board also instructed PJSC to recanvass the parties selected in June for possible investment. No specific proposals, other than inquiries, were received from any party other than Parent.

      The Board met again on July 6, 2003 to review the open transaction issues, and determined that while significant issues, including the lack of due diligence on Parent, the tax implications of the non-cash consideration and other matters, remained, no other proposals had surfaced, and the Company should continue discussions with Parent.

      On July 7, 2003, Mr. Diamond contacted Mr. Kahn to indicate that Parent’s board had met on July 3, 2003 to review the results of Parent’s due diligence review of the Company and the status of the transaction, and had determined to reduce its aggregate offer price to a price between $54 million and $58 million, depending on the mix of cash, Parent common stock and notes. Mr. Diamond outlined a number of alternative transaction structures, but indicated that he did not have Parent board approval to offer them. Mr. Kahn noted a number of objections to the methodology Mr. Diamond reported had been used by Parent to determine the reduced offer price. Mr. Kahn further responded that while he would present the change to the Board, he did not believe it would be accepted, and that in any event, the Board would only respond to a proposal that had already been approved by Parent’s board. Mr. Platt and Mr. Diamond had several subsequent conversations, but they did not result in any formal proposal.

      On July 14, 2003, the Board met, and Mr. Kahn reported on the discussion with Mr. Diamond, and the revised proposal, which was not acceptable to the Board. Mr. Kahn also reported on the discussions with other potential sources of equity investment, as well as the Company’s ongoing operations. Mr. Platt reported that his conversations with Mr. Diamond had not resulted in any further increase in the cash component of the consideration (in light of the reduction in overall face value). He did report that he had been advised by Mr. Diamond that Parent had determined not to proceed with the acquisition, and to proceed instead with a private offering of convertible debt. The same day, Parent announced an offering of $60 million in principal amount of its convertible senior debentures due 2023 to one or more qualified institutional buyers pursuant to Rule 144A under the Securities Act. On July 17, 2003, Parent announced that it had priced $65 million in principal amount of its convertible senior debentures due 2023 at an annual interest rate of 5.375% per annum, which debentures would be convertible into shares of Parent’s common stock at an exercise price of $8.375 per share. Parent subsequently reported that the sale of the debentures was consummated on July 23, 2003.

      During this period, the Company continued to pursue alternative potential sources of equity investment, as well as opportunities to refinance its warehouse/distribution facility (and create net refinancing proceeds for the Company). On July 18, 2003, the Board held a meeting to review alternatives. Mr. Platt reported that there had been no further contact with Parent since the last meeting.

      On July 23, 2003, Mr. Diamond contacted Mr. Platt to inquire whether the Company had any interest in re-opening negotiations with Parent regarding an acquisition of the Company. Following several conversations between Mr. Diamond and Mr. Platt on July 24 and 25, 2003, Parent made a revised proposal for Parent to acquire the Company in a transaction in which a newly formed subsidiary of Parent would be merged with and into the Company (with the Company surviving) for aggregate consideration of $58 million, comprised of $22 million in cash, $17 million in principal amount of Parent’s senior subordinated notes and $19 million in shares of Parent common stock valued at $6.80 per share.

      Parent’s legal counsel provided revised drafts of the merger agreement and voting agreement to the Company on July 25, 2003, together with drafts of agreements with Messrs. Kahn, Edgar and Guillemin regarding termination of their existing employment agreements and related matters (as described above), which were provided to them (and their counsel, Hogan & Hartson LLP). The parties then engaged in negotiations of the specific terms of the transaction documents.

      In light of the Company’s desire for certainty, to avoid continued risks relating to the need for liquidity (and the need for interim financing during the pendency of the transaction) and to avoid potentially adverse tax consequences from the delivery of a significant portion of the consideration other than in cash in a transaction in which the Company’s stockholders would be required to pay tax on the full value of the consideration, on July 29, 2003, Mr. Platt asked Mr. Diamond whether Parent would consider converting the transaction into an all-cash tender offer. After internal discussions, Mr. Diamond advised Mr. Platt that Parent would be amenable to such a transaction, but initially did not specify a price.

      Mr. Diamond subsequently advised that Parent’s board would authorize either the $58 million transaction in cash, stock and notes or an all-cash transaction of $48 million. Mr. Platt advised that the minimum transaction value that the Company could accept would be $50 million. After discussions between Mr. Platt and Mr. Diamond, and between Mr. Platt and Mr. Kahn, on July 30, 2003, Mr. Kahn agreed to defer (for the same five-year period proposed for the subordinated notes, and with the same 10% interest factor) the payments negotiated for him in respect of termination of his existing employment agreement (that were otherwise to be paid at closing), and Mr. Diamond advised Mr. Platt that a $50 million cash tender offer was acceptable. The parties then proceeded to negotiate and document the proposed tender offer transaction, including establishing a per share offer price of $0.928 per fully diluted share outstanding, and finalizing severance and employment arrangements for the Company’s senior executive officers.

      On July 30, 2003, the Company’s Board of Directors held a meeting to evaluate the proposed transaction with Parent. At that meeting, prior to any Board action, Proskauer reviewed the Board’s fiduciary duties and the material terms of the Acquisition Agreement, including the termination provisions and break-up fees, as well as the need to amend the Company’s existing Shareholder Rights Plan to permit the transaction. PJSC rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 30, 2003) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $0.928 net per share cash consideration to be received in the Offer and the Merger was fair, from a financial point of view, to such stockholders. After further discussion, the Company’s Board approved the Acquisition Agreement and other related agreements, and determined that the transaction was fair to and in the best interests of the Company shareholders and declared it advisable. The Board also approved the amendment of the Company’s Shareholder Rights Plan to permit the consummation of the transaction, and specifically approved the transaction for purposes of exempting dispositions of Company securities by persons who were officers or directors of the company (including those who were also beneficial holders of 10% or more of the Common Stock) from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder.

      That same day, Parent advised the Company that its board of directors acted by unanimous written consent to approve the Offer and the Merger, subject to resolution of outstanding issues and finalization of definitive documentation. Over the next several hours, legal counsel for each of the Company and Parent, together with legal counsel for Messrs. Kahn, Guillemin and Edgar, negotiated resolution of all remaining outstanding issues, including establishing a per share offer price of $0.928 per fully diluted share outstanding, and finalizing severance and employment arrangements for the Company’s senior executive officers.

      The Acquisition Agreement and other related agreements were executed, effective as of July 30, 2003, and the transaction was announced publicly through press releases issued by each of the Company and Parent before the opening of trading in the Common Stock on the Nasdaq National Market on July 31, 2003.

      On August 6, 2003, in accordance with the Acquisition Agreement, the Purchaser commenced the Offer.

Reasons for the Board’s Recommendation

      In approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transaction”), and recommending that all holders of Common Stock accept the offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

•	the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis;

•	the Company’s future prospects and alternatives available to the Company as a stand-alone enterprise;

•	the present and prospective value of the Company as a going-concern;

•	the Company’s projected cash flow and ability to raise needed financing in order to continue as a going-concern;

•	current industry, economic and market conditions and historical market prices;

•	price-to-earnings multiples and recent trading patterns of the Common Stock;

•	market prices and financial data relative to other companies engaged in the same or similar businesses as the Company and the prices and other terms of recent acquisition transactions in the Company’s industry;

•	certain challenges facing the Company, including competition in each part of the Company’s business from other industry participants;

•	the relationship of the Offer Price to the historical market prices of the Common Stock, including (i) that the Offer Price represents a premium of approximately 18.0% over the closing price of the Common Stock on the trading day immediately preceding the announcement of the Transaction, (ii) that the Offer Price represents a premium of approximately 29.3% over the median trading price of the Common Stock during the 30 calendar days immediately preceding the announcement of the Transaction and (iii) that the Offer Price represents a premium of approximately 55.4% over the average closing price for the Common Stock of $0.60 during the 12-month period ended July 30, 2003;

•	the results of the process that had been conducted by the Board, with the assistance of management and the Company’s financial and legal advisors, to evaluate the Company’s strategic alternatives, including the fact that 56 potential strategic and financial buyers were contacted and that the Company did not receive any proposal that offered value superior to the Offer Price nor any other offers to buy the entire company;

•	presentations by, and discussions with, senior management of the Company and representatives of the Company’s financial and legal advisors regarding the Transaction;

•	the fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company’s stockholders to obtain the benefits of the Transaction at the earliest possible time, and thereby reduce the risk of intervening events;

•	the form of consideration to be paid to the Company’s stockholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration;

•	that the Offer is conditioned on the holders of at least a majority of the issued and outstanding Common Stock on a fully-diluted basis tendering their shares in the Offer, and that each of Mr. Kahn and Ms. Karetsky would enter into an agreement to tender in the Offer an aggregate of approximately 35% of the issued and outstanding Common Stock subject to certain terms and conditions;

•	the financial presentation of PJSC and the opinion dated July 30, 2003 of PJSC as to the fairness, from a financial point of view and as of such date, of the $0.928 per share cash consideration to be received in the Transaction by holders of Common Stock. The full text of PJSC’s written opinion, dated July 30, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by PJSC, is attached hereto as Annex A and is incorporated herein by reference. PJSC’S OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $0.928 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY HOLDERS OF COMMON STOCK AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER, VOTE IN FAVOR OF OR CONSENT TO, IF NECESSARY, THE MERGER, OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY SUCH STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

•	that the Offer and the Merger would be taxable to the Company stockholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger;

•	that the Acquisition Agreement permits the Board to withdraw or modify its recommendation of the Transaction to the extent that the Board determines that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

•	that the withdrawal or modification of the Board’s recommendation of the Transaction would not alter its approval of the Acquisition Agreement or the Tender Agreements for purposes of Section 203 of the DGCL;

•	that the Acquisition Agreement permits the Company to request clarification from a person or entity that makes a Takeover Proposal (as defined in the Acquisition Agreement) to ascertain whether such Takeover Proposal is a Superior Proposal (as defined in the Acquisition Agreement);

•	that the Acquisition Agreement permits the Company to participate in discussions or negotiations with, or furnish information to, any person that delivers a Takeover Proposal that, in the good faith judgment of the Board, is reasonably likely to lead to a Superior Proposal;

•	that the Acquisition Agreement permits the Company to terminate the Acquisition Agreement if the Company enters into an agreement with respect to a Superior Proposal under the circumstances contemplated thereby, provided that the Company pays Parent a $1,740,000 termination fee;

•	that the Tender Agreement terminates upon termination of the Acquisition Agreement;

•	that neither the commencement nor the consummation of the Offer is subject to the Parent’s ability to secure financing commitments;

•	the likelihood of obtaining required regulatory approvals; and

•	the ability of the Company stockholders who object to the Merger to obtain “fair value” for their shares of Common Stock if they exercise and perfect their appraisal rights under Delaware law.

      The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Transaction, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

      The Board recognized that, while the Transaction gives the Company’s stockholders the opportunity to realize a significant premium over the price at which the shares of Common Stock were traded prior to the public announcement of the Transaction, adopting the Acquisition Agreement would eliminate the opportunity for the Company’s stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee required by the terms of the Acquisition Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $0.928 per share price offered by Parent in the Offer, and that the termination fee is customary in transactions of this type.

Intent to Tender

      To the best of the Company’s knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns shares of Common Stock intends to tender all issued and outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

      The Company has retained PJSC to act as its exclusive financial advisor in connection with the Transaction. Pursuant to the terms of PJSC’s engagement, the Company has agreed to pay PJSC $500,000 upon the delivery of PJSC’s fairness opinion, which opinion was delivered by PJSC on July 30, 2003. In addition, upon consummation of the Transaction, the Company has agreed to pay PJSC a fee equal to 2.2% of the aggregate consideration to be paid in the Transaction (including amounts paid to all holders of Common Stock or options to acquire Common Stock and the principal amount of the Company’s long-term indebtedness), less the $500,000 previously paid in connection with the delivery of PJSC’s fairness opinion.

The Company also has agreed to reimburse PJSC for reasonable travel and other expenses, including reasonable fees and expenses of its legal counsel, and to indemnify PJSC and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of PJSC’s engagement. In addition, PJSC and its affiliates may maintain relationships with the Company, Parent and their respective affiliates. Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Transaction.

Item 6.	Interest in Securities of the Subject Company

      No transactions in the Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.	Additional Information

Section 14(f) Information Statement

      The Information Statement attached as Annex B hereto is being furnished in connection with the designation by Parent, pursuant to the Acquisition Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders.

Anti-Takeover Statute

      As the Company is a Delaware corporation, the provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger is contained in Section 15, “Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase, which is designated as Exhibit (a)(1) and incorporated herein by reference. At its meeting held on July 30, 2003, the Board approved the Transaction Agreements and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Transaction Agreements and the transactions contemplated thereby, including the Offer and the Merger.

Appraisal Rights

      For a description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see Section 15, “Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase, which section is designated as Exhibit (a)(1) and incorporated herein by reference.

Merger Provisions

      Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise, a vote or the written consent of the Company’s stockholders is required under Delaware law, and a significantly longer period of time will be required to effect the Merger.

Regulatory Approvals

      Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the purchase of shares of Common Stock in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The description of this regulatory approval process in Section 15, “Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase is filed herewith as Exhibit (a)(1) and incorporated herein by reference.

Item 9.	Exhibits

      The following Exhibits are filed herewith:

Exhibit
No.	Description

(a)(1)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(1) to the Schedule TO filed by Parent on August 6, 2003).
(a)(2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).
(a)(3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).
(a)(4)	Letter to Stockholders, dated August 6, 2003.
(e)(1)	Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent on August 6, 2003).
(e)(2)	Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent on August 6, 2003).
(e)(3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.
(e)(4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent on August 6, 2003).
(e)(5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent on August 6, 2003).
(e)(6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Parent on August 6, 2003).
(e)(7)	Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent on August 6, 2003).

Exhibit
No.	Description

(e)(8)	Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Parent on August 6, 2003).
(e)(9)	Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Parent on August 6, 2003).
(e)(10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

dELiA*s CORP.

By: /s/ STEPHEN I. KAHN

Stephen I. Kahn

Chairman and Chief Executive Officer

Dated: August 6, 2003

ANNEX A

July 30, 2003

Board of Directors

dELiA*s Corp.
435 Hudson Street
New York, NY 10014

Ladies and Gentlemen:

      You have asked us to advise you with respect to the fairness to the holders of Common Stock, par value $0.01 per share (“Company Common Stock”) of dELiA*s Corp. (the “Company”) from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock pursuant to the Acquisition Agreement, dated as of July 30, 2003 (the “Agreement”), among the Company, Alloy, Inc. (“Parent”) and Dodger Acquisition Corp. (“Sub”). Upon the terms and subject to the conditions set forth in the Agreement (i) Sub will make a tender offer for all of the issued and outstanding shares of Company Common Stock at a price of $0.928 per share, net to the seller in cash, and (ii) following the closing of the tender offer Sub will be merged with and into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of Parent and shares of Company Common Stock outstanding at the effective time of the merger (other than shares of Company Common Stock held by the Company (as treasury stock), Parent or Sub and Appraisal Shares (as defined in the Agreement)) will automatically be converted into the right to receive the $0.928 in cash (the “Transaction”).

      For purposes of the opinion set forth herein, we have:

1. reviewed certain publicly available financial statements and other information of the Company;

2. reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

3. reviewed certain financial projections for the Company prepared by the management of the Company;

4. discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

5. reviewed the reported prices and trading activity of Company Common Stock;

6. compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies;

7. reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

8. participated in certain discussions among representatives of the Company;

9. reviewed the Agreement and the Support Agreement (as defined in the Agreement); and

10. performed such other analyses as we have deemed appropriate.

      We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. We have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have further assumed that the final form of the Agreement and the Support Agreement will be substantially

A-1

the same as the last drafts of these documents reviewed by us, that all of the representations and warranties contained in these documents were and will be true and correct as of the date or dates when made or deemed made and that all of the covenants and agreements in these documents will be timely performed. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of July 29, 2003. Furthermore, our opinion does not address the Company’s underlying business decision to undertake the transaction.

      We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion. In the past, we have provided financial advisory services to the Company and have received fees for rendering these services.

      This letter is solely for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as whether such holder should tender shares of Company Common Stock in the tender offer or how such holder should vote on the merger.

      Based on, and subject to, the foregoing, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,

PETER J. SOLOMON COMPANY, L.P.

A-2

ANNEX B

dELiA*s CORP.

435 HUDSON STREET
NEW YORK, NEW YORK 10014

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about August 6, 2003 as part of the Solicitation / Recommendation Statement on Schedule 14D-9 (the “Statement”) of dELiA*s Corp. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Alloy, Inc., a Delaware corporation (“Parent”), to seats on the board of directors of the Company (the “Board” or the “Board of Directors”). On July 30, 2003, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with Parent and Dodger Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser is required to commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price per share of $0.928, net to the seller in cash (the “Offer Price”), upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated August 6, 2003, and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the offer to Purchase and any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(1) and  (a)(1)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time unsold, the “Schedule TO”) filed by Purchaser and Parent with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2003. The Acquisition Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiaries, and shares held by stockholders of the Company who do not tender their shares of Common Stock in the offer and who have properly demanded and perfected appraisal rights under Section 262 of the General Corportion Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price.

      The Offer, the Merger and the Acquisition Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on August 6, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Acquisition Agreement, Purchaser commenced the Offer on Wednesday, August 6, 2003. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, September 3, 2003, unless extended by Purchaser.

GENERAL

      The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of July 25, 2003, there were 53,438,809 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

RIGHTS TO DESIGNATE DIRECTORS AND PARENT’S DESIGNEES

The Board of Directors of the Company

      Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase of and payment for Common Stock in connection with the Offer by Parent or any of its subsidiaries and prior to the Effective Time:

•	Parent will be entitled to designate up to such number of directors, rounded up to the next whole number on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors) and (ii) the percentage that the number of shares of Common Stock owned by Parent and its affiliates bears to the total number of outstanding shares; provided, that at all times prior to the Effective Time, the Board shall include at least two members who are not designees of Parent.

•	The Company will upon request by Parent promptly either increase the size of the Board or use its best efforts to secure the resignation of such number of directors as is necessary to enable Parent’s designees to be elected to the Board and will cause Parent’s designees to be elected, provided that at all times prior to the Effective Time, the Company’s Board will include at least two members who are not designees of Parent.

•	Promptly upon request by Parent, the Company will use its best efforts to cause persons designated by Parent to constitute the same percentage as the number of Parent’s designees to the Board bears to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Parent and (iii) each committee of each such board or body.

      Parent has informed the Company that it will choose its designees for directors of the Company from the directors, executive officers and employees of Purchaser and Parent listed in Schedule I of this Statement. The information provided by Parent and Purchaser with respect to such individuals in Schedule I is hereby incorporated by reference. Parent has informed the Company that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

      Based solely on the information set forth in Schedule I, none of the executive officers, directors or employees of Purchaser and Parent (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, except for Shares which may be deemed to be beneficially owned by Parent or Purchaser by virtue of the Tender Agreement among Parent, Purchaser and certain stockholders of the Company, none of Purchaser’s or Parent’s directors, executive officers or employees listed in Schedule I beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

      Parent has informed the Company that, to the best of its knowledge, none of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of the shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than September 4, 2003. As of the date of this Information Statement, no determination has been made as to which of the individuals described in Schedule I will be designated to the Board of the Company, if any.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

      The following is a list, as of August 6, 2003, of our executive officers and directors. Officers serve at the discretion of the board. In connection with the merger of dELiA*s Inc. into iTurf Inc. in November 2000, iTurf Inc. was renamed dELiA*s Corp. dELiA*s Corp. is the successor company to dELiA*s Inc.

Name	Age	Position

Stephen I. Kahn	38	Chief Executive Officer and Chairman of the Board
Christopher C. Edgar	37	Executive Vice President and Vice Chairman of the Board
Evan Guillemin	38	Chief Financial Officer, Chief Operating Officer, Treasurer and Director
Clare R. Copeland(1)(2)	67	Director
S. Roger Horchow	75	Director
Geraldine Karetsky	62	Director
Timothy U. Nye	37	Director
Joseph J. Pinto(1)(2)	70	Director
Douglas R. Platt(1)	39	Director
Andrea Weiss	48	Director
Edward D. Taffet	46	Senior Vice President, General Counsel and Secretary

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

      Stephen I. Kahn has served as Chief Executive Officer of dELiA*s Inc. (its successor being dELiA*s Corp.) since co-founding dELiA*s in 1993. Mr. Kahn has been Chairman of our board of directors since October 1996 and, until March 1999, served as our President. From September 1997 through the November 2000 merger of dELiA*s Inc. and its majority-owned subsidiary, iTurf Inc., he also served as President, Chief Executive Officer and Chairman of the board of directors of iTurf. He is a director of Danier Leather Inc., a publicly-traded integrated designer, manufacturer and retailer of high quality, high fashion leather and suede clothing. Mr. Kahn also serves on the board of directors of the National Retail Federation.

      Christopher C. Edgar was elected Vice Chairman of our board of directors in March 1999 and has been a director of dELiA*s since October 1996. From November 1996 to March 1999 Mr. Edgar served as our Chief Operating Officer and Executive Vice President. He was previously Executive Vice President of dELiA*s LLC and a member of the board of managers of dELiA*s LLC from the time he co-founded dELiA*s in 1993. Mr. Edgar also served as a Vice President of iTurf and as a member of the board of iTurf from 1997 to 1999.

      Evan Guillemin has served as our Chief Financial Officer and Treasurer since December 2002, served as our Chief Operating Officer since May 2001, served as our President from March 1999 until May 2001 and served as our Chief Financial Officer and Treasurer from July 1996 to March 2000. He has been a director of dELiA*s Corp., and prior to the merger, iTurf Inc., since January 1999. Mr. Guillemin was also Vice President and acting Chief Financial Officer of iTurf from 1997 to 1999.

      Clare R. Copeland joined our board of directors in June 1999. Mr. Copeland is Chairman of Toronto Hydro, a leading North American utility. From 1999 to 2002, he served as Chairman and CEO of Ontario

Store Fixtures, a manufacturer of store fixtures. From 1993 to 1999, he served as President and Chief Executive Officer of Peoples Jewelers Corporation, the leading jewelry chain in Canada. He is also a member of the board of directors of RIOCAN, a real estate investment trust, Danier Leather Inc., a publicly-traded integrated designer, manufacturer and retailer of high quality, high fashion leather and suede clothing, and Cars 4 U, a publicly-traded automobile dealership.

      S. Roger Horchow joined our board of directors in October 1996. He has been chairman of R. Horchow Productions, Inc., a theatrical production company and winner of two Tony Awards, since 1990. He has also serves as a consultant to Gold Violin, an Internet retailer focused on the seniors market.

      Geraldine Karetsky served as a member of the board of managers of dELiA*s LLC since 1994 and joined our board of directors in October 1996. She is a private investor.

      Timothy U. Nye has served as a director of dELiA*s and, prior to the merger, iTurf Inc., since May 2000. He is the founder of Alltrue Networks Inc., an entertainment company. He has been the chief executive officer of Sunshine Equity Partner, an investment banking services firm, since September 2002 and was the chief executive officer or co-chief executive officer of Sunshine Amalgamedia, Inc., a developer of multimedia content, from 1994 to 2002. Joseph J. Pinto joined our board of directors in November 1996. He is a private investor. From 1981 to 1997, Mr. Pinto was a director and officer of Sefinco Ltd. (and a predecessor), the U.S.-based private investment affiliate of Entrecanales Y Tavora SA, a Spanish conglomerate with interests in construction and merchant banking.

      Douglas R. Platt served as a director of iTurf from May 2000 and joined our board of directors in November 2000. He has been the chief executive officer of Prefer Network LLC (or a predecessor entity), a database marketing firm serving the direct marketing industry, since January 1999. In 1999, he also served as a consultant to Daily Planet Catalog, a direct marketing company that he previously served as President from 1988 to 1994 and then managing director until January 1999. He also served as a consultant to E. M. Warburg Pincus & Co., a financial firm, from November 1998 to February 1999.

      Andrea Weiss joined the Company as President and was elected by our board to serve as a director in May 2001. In October 2002, she resigned as President, but continues to be employed by the Company as an advisor and continues to serve as a director of dELiA*s. Prior to joining the Company, Ms. Weiss served as Executive Vice President and Chief Stores Officer of The Limited, Inc. from May 1998 to February 2001. From February 1996 to April 1998, Ms. Weiss served as President of Retail for Guess, Inc. Ms. Weiss is also a director of Brookstone, Inc., a specialty retailer and direct merchant that distributes proprietary branded products under the names Brookstone, Gardeners Eden, and Hard-to-Find Tools.

      Edward D. Taffet has served as Senior Vice President, General Counsel and Secretary since November 2001. Prior to joining us, Mr. Taffet was associated with Gotham Hospitality LLC, a developer and operator of hotel properties, where he was responsible for legal affairs in connection with the acquisition of hotel properties. From 1985 to 1999, Mr. Taffet worked for United Merchants and Manufacturers, Inc., a textile and apparel manufacturer and distributor, in a variety of capacities, serving as Senior Vice President, General Counsel and Secretary from 1989 to 1997, and thereafter until 1999 as a consultant with similar duties.

      Ms. Karetsky is Mr. Kahn’s aunt. There are no other family relationships among our directors and executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      The Securities Exchange Act of 1934 requires the Company’s directors, executive officers and any persons owning more than 10% of a class of the Company’s stock to file reports with the Securities and Exchange Commission regarding their ownership of the Company’s stock and any changes in such ownership. Based solely on a review of copies of these reports and representations furnished to us, we believe the Company’s executive officers and directors complied with their filing requirements for fiscal 2002.

COMPENSATION OF OFFICERS AND DIRECTORS

Executive Compensation

      The following table sets forth certain information concerning compensation awarded to, earned by or paid during the past three years to those persons who were, for fiscal 2001, our Chief Executive Officer and our other executive officers as to whom such disclosure is required by the rules of the SEC (collectively, the “named executive officers”). Except as disclosed below, the aggregate value of all perquisites and other personal benefits, securities or property did not exceed $50,000 or 10% of the total of annual salary and bonus for each named executive officer. Amounts disclosed include compensation awarded by all of our subsidiaries.

					Long-Term Compensation
	Annual Compensation
									Securities
Name and Principal	Fiscal				Other Annual		Restricted Stock		Underlying
Position	Year	Salary		Bonus	Compensation		Awards(1)		Options

Stephen I. Kahn	2002	$267,923		—	$60,805	(2)	—		—
Chairman of the Board and	2001	270,000		—	47,672	(3)	—		400,000
Chief Executive Officer	2000	247,692		—	43,926	(4)	$1,346,268	(5)	301,563
Christopher C. Edgar	2002	$155,796		—	$53,787	(2)	—		—
Vice Chairman of the Board	2001	150,000		—	—		—		100,000
	2000	163,462		—	37,066	(4)	$856,272	(6)	43,125
Evan Guillemin	2002	$189,231		—	—		—		50,000
Chief Financial Officer	2001	213,462		—	—		—		—
and Director	2000	163,462		—	—		$681,617	(7)	243,125
Edward D. Taffet	2002	$180,000		—	—		—		25,000
General Counsel	2001	44,308		—	—		—		40,000
Dennis Goldstein	2002	$212,308		$50,000	—		—		—
Former Chief Financial	2001	240,000		50,000	—		—		200,000
Officer and Treasurer(8)	2000	179,038		25,000	—		$90,368	(9)	237,513
Andrea Weiss	2002	$432,692	(11)	291,209	—		—		—
Director and Former	2001	291,209	(11)	—	—		$1,062,000	(8)	300,000
President(10)

(1)	Fiscal 2000 awards include grants by both dELiA*s Inc. and iTurf Inc. In connection with these restricted stock awards, the executive officers receiving restricted stock of dELiA*s Inc. forfeited all options to purchase shares of common stock of dELiA*s Inc. and executive officers receiving restricted stock of iTurf Inc. forfeited all options to purchase shares of Class A common stock of iTurf Inc. No dividends are expected to be declared during the vesting periods, but if they were, they would accrue on the restricted stock reported.

(2)	For fiscal 2002, other compensation for Mr. Kahn includes approximately $15,000 for automobile expenses, $14,000 for personal legal and accounting fees and $10,000 for life insurance premiums. Other compensation for Mr. Edgar includes $40,000 of life insurance premiums, which includes premiums paid for fiscal 2002 and previous years, and $11,000 for automobile expenses. These amounts were paid in accordance with the terms of the executives’ employment agreements.

(3)	For fiscal 2001, other compensation for Mr. Kahn includes $18,844 for personal legal and accounting fees and $18,414 for automobile expenses in accordance with Mr. Kahn’s employment agreement.

(4)	For fiscal 2000, other compensation for Mr. Kahn includes $13,425 for personal legal and accounting fees and $11,875 for automobile expenses. Other compensation for Mr. Edgar includes $10,500 for continuing education and $10,000 for life insurance premiums. These amounts were paid in accordance with the terms of the executives’ employment agreements.

(5)	As of February 2, 2002, the value of restricted stock held by Mr. Kahn was $291,000. Mr. Kahn’s fiscal 2000 restricted stock grants included 968,355 shares (after conversion of dELiA*s Inc. stock granted earlier in fiscal 2000 to dELiA*s Corp. stock in the November 2000 merger) that were scheduled to vest in less than three years from the date of grant on the following dates: 113,087 shares on November 1, 2000; 444,528 shares on January 1, 2001; 111,132 shares on each of March 10, 2001 and 2002; 37,696 shares on April 1, 2001; and 37,695 shares on each of October 1, 2001, April 1, 2002, October 1, 2002 and April 1, 2003.

(6)	As of February 2, 2002, the value of restricted stock held by Mr. Edgar was $151,000. His fiscal 2000 restricted stock grants included 543,219 shares (after conversion of dELiA*s Inc. stock, which was granted earlier in fiscal 2000, to dELiA*s Corp. stock in the November 2000 merger) that were scheduled to vest in less than three years from the date of grant on the following dates: 16,173 shares on November 1, 2000; 333,396 shares on January 1, 2001; 83,349 shares on each of March 10, 2001 and 2002; 5,391 shares on each of April 1, 2001 and October 1, 2001; and 5,390 shares on each of April 1, 2002, October 1, 2002 and April 1, 2003.

(7)	As of February 2, 2002, the value of restricted stock held by Mr. Guillemin was $101,000. His fiscal 2000 restricted stock grants included 436,718 shares (after conversion of dELiA*s Inc. stock, which was granted earlier in fiscal 2000, to dELiA*s Corp. stock in the November 2000 merger) that were scheduled to vest in less than three years from the date of grant on the following dates: 16,173 shares on November 1, 2000; 324,135 shares on January 1, 2001; 5,391 shares on each of April 1, 2001 and October 1, 2001; 69,458 on June 20, 2002; and 5,390 shares on each of April 1, 2002, October 1, 2002 and April 1, 2003.

(8)	From November 2000 until his resignation in December 2002, Dennis Goldstein served as our Chief Financial Officer and Treasurer. He served as Chief Financial Officer and Treasurer of iTurf from January 1999 to November 2000. In connection with his resignation, all options scheduled to vest after April 2003 were forfeited.

(9)	As of February 2, 2002, the value of restricted stock held by Mr. Goldstein was $45,000. His fiscal 2000 restricted stock grants included 107,813 shares that were scheduled to vest in less than three years from the date of grant on the following dates: 47,918 shares on November 1, 2000 and 11,979 shares on each of April 1, 2001, 2002 and 2003 and October 1, 2001 and 2002.

(10)	Ms. Weiss earned salary of $291,209 during fiscal 2001. Payment of such amount was deferred until fiscal 2002 at the election of Ms. Weiss. In this table, such salary is included in fiscal 2001 instead of in fiscal 2002.

(11)	As of February 2, 2002, the value of restricted stock held by Ms. Weiss was $79,000. Her restricted stock grant included 210,000 shares that were scheduled to vest in less than three years from the date of grant on the following dates: 120,000 on May 14, 2002 and 90,000 shares May 14, 2003.

Option Grants in Last Fiscal Year

      The following table sets forth certain information with respect to individual grants of stock options to purchase shares of our Class A common stock made during fiscal 2002 to each of the named executive officers who received stock option grants in such year. We did not make any grants of stock appreciation rights in fiscal 2002.

	Number of	Percent of			Potential
	Securities	Total options			Realizable
	Underlying	Granted to	Exercise		Value at
	Options	(#) Employees	Price	Expiration	Assumed	Annual Rates
Name	Granted	in Fiscal Year	(per share)	Date	5%	of Value 10%

Evan Guillemin	50,000	6%	$0.64	12/12/12	$20,125	$51,000
Edward D. Taffet	25,000	3%	$0.64	12/12/12	$10,062	$25,500

(1)	The assumed annual rates of appreciation of 5% and 10% would result in the price of a share of our Class A common stock increasing from $0.47 at February 1, 2003 to $0.77 and $1.22, respectively, over ten years.

Fiscal Year-End Option Values

      The following table presents certain information concerning unexercised options held by the named executive officers as of February 1, 2003.

Number of Securities
			Underlying Unexercised	Intrinsic Value of Unexercised
			Options at	In-the-Money Options
	Shares		Fiscal Year-End	at Fiscal Year-End
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

Stephen I. Kahn	—	—	343,868/357,695	—/—
Christopher C. Edgar	—	—	57,735/85,390	—/—
Evan Guillemin	—	—	137,735/155,390	—/—
Edward D. Taffet	—	—	10,000/55,000	—/—
Dennis Goldstein	—	—	222,202/11,979	—/—
Andrea Weiss	—	—	120,000/90,000	—/—

Compensation of Directors

      We pay our non-employee directors $2,000 for each board of directors meeting attended and reimburse them for all reasonable out-of-pocket expenses incurred in connection with their attendance at full board and board committee meetings. Under our stock incentive plan, upon joining the board each non-employee director is granted an option to purchase 50,000 shares of Class A common stock with an exercise price equal to the fair market value of the Class A common stock on the date of grant. All options granted to non-employee directors vest in equal semi-annual installments over four years if the non-employee director is a director on such dates. Directors who were originally appointed to the dELiA*s Inc. board of directors were granted options to purchase 40,000 shares of the common stock of dELiA*s Inc. Those options were surrendered for 36,000 restricted shares of dELiA*s Inc. common stock upon action of the compensation committee of the dELiA*s Inc. board. The restricted shares were converted in the recombination of dELiA*s Inc. and iTurf to 68,600 restricted shares of Class A common stock of dELiA*s Corp. Upon a “change of control” of dELiA*s Corp., all options and restricted shares that have not yet expired will automatically become exercisable unless our board of directors or the Compensation Committee determines otherwise. Directors who are our employees are not compensated for services as directors.

Employment Agreements

      On April 24, 2001, we entered into an employment agreement with Mr. Kahn agreeing to employ him as our chief executive officer and executive chairman of our board of directors until December 31, 2006. Mr. Kahn receives a salary of $270,000 annually, subject to an annual increase of 5%. If we terminate Mr. Kahn without cause or he resigns for good reason, he would be entitled to continued payment of his base salary for the remainder of the term of his contract, but in no event for less than one year. Upon a change of control of dELiA*s Corp., Mr. Kahn is entitled to continued payment of his base salary for the remainder of the term of his employment agreement, but in no event for less than two years. In addition, all of Mr. Kahn’s restricted stock and options vest immediately upon (i) termination due to Mr. Kahn’s death or disability, (ii) termination by us without cause, (iii) resignation by Mr. Kahn for good reason or (iv) a change of control of dELiA*s Corp. Under his contract, we also provide Mr. Kahn with life insurance, the use of two cars, reimbursement (including a tax gross-up) for up to $40,000 for various professional services, and a gross-up for any excise tax payable by Mr. Kahn under section 280(G) of the Internal Revenue Code of 1986, as amended. In connection with the signing of his employment agreement, Mr. Kahn was granted an option to purchase 400,000 shares of our Class A common stock. The option vests in equal semi-annual installments over four years.

      On May 7, 2001, we entered into an employment agreement with Ms. Weiss, which was amended on October 14, 2002. As amended, Ms. Weiss is employed as an advisor to the Company until September 1, 2003. In addition, we agreed to cause her to be appointed as a member of our board of directors and Mr. Kahn agreed, while Ms. Weiss remains in the employ of the Company, to vote all shares of our Class A common stock under his control in favor of her appointment as a director in any meeting of our stockholders. Ms. Weiss is entitled to an annual salary of $400,000 in her first year of employment, increasing to $450,000 in her second year and at an annual rate of $475,000 in her third, pro-rated through the term of her employment. For each fiscal year during her employment, she is eligible for a cash bonus equal to 100% of her salary, payable on or before March 31 of the following fiscal year, pro rated in the first year based upon the commencement date of her employment. One hundred percent of the bonus covering fiscal year 2001 is guaranteed. Ms. Weiss also received a grant of 300,000 options and an award of 300,000 shares of restricted stock, each vesting over four years at a rate of 120,000 options and restricted shares in year one, 90,000 in year two, 60,000 in year three and 30,000 in year four. Ms. Weiss must be employed by the Company at the time any options or awards vest, otherwise such options or awards are forfeited. The contract also provides that Ms. Weiss will receive a second grant of options to purchase 100,000 shares on the first anniversary of her employment, vesting in equal installments over four years from that date, provided she is still employed by the Company at the time of the scheduled vesting. If we terminate Ms. Weiss without cause or she resigns for good reason, including upon a change of control of dELiA*s Corp., she would be entitled to continued payment of her base salary until September 1, 2003, and to payment of any guaranteed bonuses and a pro rated portion of any bonus she would have received in the year of the termination or resignation. In addition, all of Ms. Weiss’ restricted stock and options vest immediately upon a change of control of dELiA*s Corp. Under her agreement, we also provide Ms. Weiss with life insurance and reimbursement of costs related to the use of a car.

      On December 20, 2001, we entered into an employment agreement with Christopher C. Edgar agreeing to employ Mr. Edgar as Vice Chairman of the Board of Directors and Director of Real Estate until December 20, 2006. The agreement replaced his earlier agreement with one of our subsidiaries. Under the agreement, as amended on December 23, 2002, Mr. Edgar is entitled to a salary of $200,000 annually. In the event of (i) termination due to his death or disability or (ii) resignation by Mr. Edgar for good reason, he is entitled to continued payment of a base annual salary of $125,000 through the third anniversary year of his employment agreement or one year, whichever is greater. We also provide Mr. Edgar with the use of a car. Mr. Edgar is entitled to reimbursement for up to $20,000 of certain education, professional and other specified expenses. In connection with the signing of his employment agreement, Mr. Edgar was granted an option to purchase 100,000 shares of Class A common stock. The option vests in five equal installments over five years. All of Mr. Edgar’s options vest immediately upon a change of control of dELiA*s Corp.

      On October 27, 2000, we entered into an employment agreement with Mr. Guillemin, which was amended on December 23, 2002, agreeing to employ him as an executive officer until January 30, 2006. As amended, Mr. Guillemin receives a salary of $240,000 annually. Mr. Guillemin is entitled to payment of his base salary for the lesser of two years or the remainder of his employment term, but in no event less than one year, upon (i) termination due to his death or disability, (ii) termination by us without cause, (iii) resignation by Mr. Guillemin for constructive discharge (defined in the contract as a material breach of a material provision of the contract). Upon a change of control of dELIA*s Corp., Mr. Guillemin is entitled to payment of one year’s salary and all of the shares of restricted stock currently held by him vest immediately. In addition, we granted Mr. Guillemin an option to purchase 200,000 shares of our Class A common stock. Under his agreement, we also provide Mr. Guillemin with the use of a car.

      On April 5, 1999, we entered into an employment agreement with Mr. Goldstein agreeing to employ him as the chief financial officer of iTurf Inc. We amended this agreement as of November 27, 2000, to provide that we will employ Mr. Goldstein as our chief financial officer until January 31, 2004. Mr. Goldstein receives a salary of $240,000 annually under the amended agreement. Mr. Goldstein also received a payment of $25,000 upon signing the amendment to his agreement and we have agreed that he will receive a bonus of no less than $50,000 for fiscal 2000 and 2001. If we terminate Mr. Goldstein without cause or he resigns for good reason, he would be entitled to continued payment of his base salary for the remainder of the term of his contract. We also provide Mr. Goldstein with the use of a car. Mr. Goldstein’s employment agreement was further amended on December 12, 2002, whereby his employment as chief financial officer terminated on December 17, 2002, and he remained an employee of the Company on unpaid leave of absence until April 30, 2003.

Compensation Committee Interlocks and Insider Participation

      There were no compensation committee interlocks or insider participation during fiscal 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following table sets forth information as of July 25, 2003 with respect to our Class A common stock beneficially owned by (i) each person we know to be the beneficial owner of more than 5% of the shares of our Class A common stock, (ii) each director individually, (iii) each named executive officer individually and (iv) all executive officers and directors as a group. At the close of business on July 25, 2003, there were 53,438,809 shares of our Class A common stock outstanding and entitled to vote.

	Shares of Class A Common Stock
	Beneficially Owned
Name and Address
5% Stockholders	Number	Percentage Owned

Stephen I. Kahn(1)	14,381,186	26.91%
435 Hudson Street
New York, New York 10014
Capital Research and Management Company(2)	3,125,000	5.85%
333 South Hope Street
Los Angeles, California 90071
J.P Morgan Chase & Co.(2)	2,933,100	5.49%
270 Park Avenue
New York, New York 19917
Other Named Executive Officers and Directors
Geraldine Karetsky(3)	4,345,140	8.13%
Christopher C. Edgar(4)	1,575,433	2.95%
Evan Guillemin(5)	529,364	*
S. Roger Horchow	78,890	*
Clare R. Copeland	65,537	*
Joseph J. Pinto(6)	42,465	*
Timothy U. Nye(7)	37,500	*
Doug Platt(8)	37,500	*
Andrea Weiss(9)	377,040	*
Edward D. Taffet(10)	10,000	*
Dennis Goldstein(11)	198,164	*
Directors and executive officers as a group (11) individuals)	19,868,618	37.18%

*	Less than 1%.

(1)	Includes (a) 9,748,383 shares of our Class A common stock directly owned by Mr. Kahn, (b) 461,563 shares of our Class A common stock which Mr. Kahn has an option to purchase which is exercisable (or will become exercisable within 60 days), (c) 218,600 shares of our Class A common stock that Mr. Kahn holds as trustee for the benefit of his minor children, and (d) 3,952,640 shares of our Class A common stock (of which 1,611,437 is beneficially owned by Ms. Karetsky) that Mr. Kahn has the sole power to vote and shared power to restrict disposition of pursuant to a stockholders agreement. In addition, as Chief Executive Officer and Chairman of the board of dELiA*s Corp., Mr. Kahn may be deemed to share dispositive and voting power over 11,425,000 shares of our Class B common stock and 1,685,580 shares of our Class A common stock held by us and our subsidiaries. Under Delaware law, these shares have no voting rights while they are held by dELiA*s or our subsidiaries.

(2)	Information based on a Schedule 13G filing dated February 10, 2003.

(3)	Includes 1,598,822 shares owned by Ms. Karetsky as trustee of the Geraldine Karetsky 2000 Trust and 12,615 shares owned by Ms. Karetsky as trustee for The Ruth Kahn Trust f/b/o Sidney Kahn, both of which are subject to a stockholders agreement with Mr. Kahn pursuant to which Ms. Karetsky shares power to dispose of such shares and has given a proxy to Mr. Kahn to vote such shares. Also includes 2,702,703 shares owned by Ms. Karetsky and 31,000 shares held by Ms. Karetsky as trustee for two charitable foundations.

(4)	Includes 63,125 shares that Mr. Edgar has an option to purchase which is exercisable (or will become exercisable within 60 days).

(5)	Includes 143,125 shares that Mr. Guillemin has an option to purchase which is exercisable (or will become exercisable within 60 days).

(6)	Includes 10,725 shares of our Class A common stock which Mr. Pinto owns as trustee and which Mr. Pinto has the power to dispose of and vote.

(7)	Includes 37,500 shares that Mr. Nye has an option to purchase which is exercisable (or will become exercisable within 60 days).

(8)	Includes 37,500 shares that Mr. Platt has an option to purchase which is exercisable (or will become exercisable within 60 days).

(9)	Includes 210,000 shares that Ms. Weiss has an option to purchase which is exercisable (or will become exercisable within 60 days).

(10)	Includes 10,000 shares that Mr. Taffet has an option to purchase which is exercisable (or will become exercisable within 60 days).

(11)	Includes 93,480 shares held by Mr. Goldstein’s spouse.

Family Stockholders Agreement

      Certain members of Stephen I. Kahn’s family, trusts for the benefit of such persons and certain other persons (the “Family Holders”) and Stephen I. Kahn have entered into a stockholders agreement. The stockholders agreement gives Stephen I. Kahn the right to vote certain shares of our Class A common stock owned by the Family Holders on all matters that come before our stockholders. We believe that approximately 7% of the outstanding Class A common stock as of July 25, 2003 were held by the Family Holders and subject to the agreement. The stockholders agreement will expire on December 18, 2006.

Certain Relationships and Related Transactions

      None.

BOARD COMPOSITION AND COMMITTEES

      The Board has an Audit Committee and a Compensation Committee. The Board does not have a Nominating Committee.

Audit Committee

      The Audit Committee is comprised of three or more directors as determined by the Board, currently Mr. Copeland, Mr. Pinto and Mr. Platt, each of whom shall be (i) independent directors, and (ii) free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. Our board of directors has adopted a written charter for the audit committee, which was attached to the Company’s 2000 Proxy Statement. The Audit Committee believes it fulfills its charter. The Audit Committee provides assistance to the Board in fulfilling the Board’s responsibility to the Company’s shareholders relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee’s primary duties and responsibilities are to ensure that management has (i) maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Company;

(ii) established and maintained processes to assure that an adequate system of internal control is functioning with the Company and (iii) established and maintains processes to assure compliance by the Company with all applicable laws, regulations and corporate policy. The audit committee met three times during fiscal 2002.

Compensation Committee

      The compensation committee of the Board is comprised of two directors, currently Mr. Copeland and Mr. Pinto. The compensation committee approves the salaries and other benefits of the Company’s executive officers and is authorized to administer the Company’s compensation plans, including the Company’s stock incentive plans. In addition, the compensation committee is authorized to consult with management regarding the Company’s pension and other benefit plans and compensation policies and practices. The compensation committee met 3 times during fiscal 2001.

AUDIT COMMITTEE REPORT

      The audit committee has not delivered a report for the fiscal year ended February 1, 2003. The report which appears below is the report for the fiscal year ended February 2, 2002.

      The audit committee reviews the Company’s financial reporting process on behalf of the board of directors. Management has primary responsibility for the financial statements and the reporting process. The Company’s independent auditors are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

      In this context, the audit committee has reviewed and discussed with management and the independent auditors the audited financial statements. The audit committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received from the independent auditors the written disclosures and the letter required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence with respect to the Company and its management. The Audit Committee has considered whether the independent auditors’s provision of non-audit services to the Company is compatible with their independence.

      In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board has approved, that the audited financial statements be included in the Company’s annual report on SEC Form 10-K for the year ended February 2, 2002, for filing with the SEC.

Clare R. Copeland
Joseph J. Pinto
Douglas Platt

Compensation Committee Report on Executive Compensation

      The compensation committee has not delivered a report for the fiscal year ended February 1, 2003. The report which appears below is the report for the fiscal year ended February 2, 2002.

      Executive Compensation Policy. Our executive compensation policy is designed to attract, motivate and retain the executive talent required to develop and achieve our strategic and operating goals and to create a mutuality of interest between executive officers and stockholders through compensation structures that share the rewards and risks of strategic business planning and implementation. This policy is manifested in an entrepreneurial compensation model, weighted towards incentive compensation. We believe this approach is appropriate and beneficial to the long-term interests of our stockholders.

      Base Salaries. In March 2000, the compensation committee approved salary increases for the Company’s executive officers after comparing them to the industry mean for the 33 publicly reporting Internet companies reviewed at that time. At the time of these increases, the compensation committee used the Internet industry for comparisons of executive compensation because the primary business of the Company as iTurf Inc. was providing Internet commerce, content and community services. In November 2000, the committee approved a contract amendment providing for a salary increase for one senior officer of the Company in connection with new responsibilities for that officer following the recombination of dELiA*s Inc. and iTurf Inc. The salary was consistent with market salaries in the retail industry for companies of our size. Executives’ employment agreements contemplate periodic review by the board of directors. We expect that adjustments will be made in a manner consistent with the attainment of individual goals and our overall operating and financial performance.

      Bonuses. The employment contracts for the executive officers of the Company in effect in fiscal 2001 provide for discretionary bonuses. The compensation committee recommends the amount of any discretionary bonus to be awarded, taking into account the Company’s operating results as well as such other factors as the committee deems appropriate and in the best interests of dELIA*s and its stockholders. No named executive officer was paid a discretionary bonus during fiscal 2001.

      During fiscal 2001, most of our senior executives participated in a management incentive plan approved by the compensation committee. Under the plan, bonuses are paid in the following fiscal year with such bonus amounts calculated using a formula involving earnings before interest and taxes of the executive’s division, earnings before interest and taxes for the consolidated company and personal goals. Ms. Waechter was paid a bonus under such plan. No other named executive officer received a bonus under the management incentive plan.

      Incentive Compensation. Our policy is to provide our executive officers with long-term incentive compensation primarily through grants of stock options and awards of restricted stock. Both types of awards are subject to vesting over periods of three to five years to encourage key employees to continue in our employ. Grants of options to purchase our common stock are approved either by the entire board of directors or the compensation committee and offer exercise prices equal to the fair market value of the covered common stock on the date of grant.

      We believe that stock options and restricted stock provide our executive officers with the opportunity to purchase and maintain an equity interest in dELiA*s and to share in the appreciation of the value of the stock. We believe that stock options and restricted stock directly motivate an executive to maximize long-term stockholder value.

      Option grants to the Company’s named executive officers, as approved by the compensation committee, are set forth elsewhere in this proxy statement in the table captioned “Option Grants in Last Fiscal Year,” which is incorporated herein by reference.

      Compensation of the Chief Executive Officer. As described above, Mr. Kahn’s base salary is $270,000 per year. Mr. Kahn’s contract also provides that he may be awarded bonuses from time to time at the board’s discretion. In fiscal 2001, Mr. Kahn did not participate in our management incentive plan and did not receive a bonus.

The Compensation Committee

Clare R. Copeland
Joseph J. Pinto

EMPLOYMENT AGREEMENTS AND SEVERANCE AGREEMENTS

      The discussion set forth in Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” of the Statement is incorporated herein by reference.

STOCK PERFORMANCE

      The following chart compares the cumulative total return of our Class A common stock, the Nasdaq Stock Market Index and The Nasdaq Stock Market Retail Trade Index. Each case assumes a $100 investment on April 9, 1999 (the first full day of public trading of our Class A common stock) and reinvestment of any dividends.

	Cumulative Total Return

	April 9,	January 28,	February 2,	February 1,
	1999	2000	2001	2002

Our Class A Common Stock	$100.00	$22.71	$5.90	$13.83
The Nasdaq Stock Market Index — U.S.	100.00	146.00	101.69	73.55
The Nasdaq Stock Market Index Retail Trade Index	100.00	83.92	62.93	75.55

Exhibit
No.	Description

(a)(1)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(1) to the Schedule TO filed by Parent on August 6, 2003).
(a)(2)	Opinion of Peter J. Solomon Company, L.P., dated July 30, 2003 (included as Annex A to this Statement).
(a)(3)	Press release issued by the Company on July 31, 2003 (incorporated by reference to the Schedule 14D-9C filed by the Company on July 31, 2003).
(a)(4)	Letter to Stockholders, dated August 6, 2003.
(e)(1)	Acquisition Agreement, dated as of July 30, 2003, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent on August 6, 2003).
(e)(2)	Tender Agreement, dated as of July 30, 2003, by and among Parent, Purchaser, Stephen I. Kahn and Geraldine Karetsky (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent on August 6, 2003).
(e)(3)	Confidentiality Agreement, dated as of November 27, 2002, by and between Parent and the Company.
(e)(4)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent on August 6, 2003).
(e)(5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Parent on August 6, 2003).
(e)(6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Parent on August 6, 2003).
(e)(7)	Form of Termination Agreement between the Company and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Parent on August 6, 2003).
(e)(8)	Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Parent on August 6, 2003).
(e)(9)	Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of the Company (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Parent on August 6, 2003).
(e)(10)	Information Statement of the Company, dated August 6, 2003 (included as Annex B to this Statement).

SCHEDULE I

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each person who may, pursuant to the Acquisition Agreement, be appointed by Parent to the Board of Directors of the Company prior to the Effective Time of the Merger. Unless otherwise indicated, the current business address of each person is 151 West 26th Street, 11th Floor, New York, New York 10001. Unless otherwise indicated, each such person is a citizen of the United States.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Matthew C. Diamond	Founded Parent together with Mr. Johnson in January 1996, and served as the Director of Marketing and Planning until January 1999. He has served as one of Parent’s directors since July 1996, was appointed Chief Executive Officer in January 1999 and was elected Chairman of the Board in April 1999. From 1991 to 1994, Mr. Diamond held a variety of financial and operations posts at General Electric Company, including a two-year business development assignment in Asia. Mr. Diamond received his MBA from the Harvard Graduate School of Business in 1996 and his BA in Economics from the University of North Carolina at Chapel Hill in 1991. Mr. Diamond is also a director of Genesco, Inc., a publicly traded company.

James K. Johnson, Jr.	Founded Parent together with Mr. Diamond in January 1996, and has been a director since that time. He was appointed President of Parent in January 1997 and Chief Operating Officer in January 1999. From 1989 to 1996, Mr. Johnson held a variety of financial, operations and business development positions with General Electric Company. Mr. Johnson received his BA in History from Hamilton College in 1989.

Samuel A. Gradess	Joined Parent in July 1996 and has been a director since that time. He was appointed Secretary and Director of Finance and Administration of Parent in January 1997 and Chief Financial Officer in January 1999. From 1987 to 1997, Mr. Gradess was an employee of the credit department at Goldman, Sachs & Co., an investment bank. Mr. Gradess received his BA in Economics from the University of Virginia in 1987.

Peter M. Graham	Has served as one of Parent’s directors since November 1998. He is a managing director of Ladenburg Thalmann & Co., Inc. From 1994 until 2001, he held various positions with Ladenburg Thalmann Group, Inc., including Principal, President and Vice Chairman of its principal subsidiary, Ladenburg Thalmann & Co. Inc. Mr. Graham joined Ladenburg Thalmann & Co. Inc. in 1976 after having attended the Wharton School of Business at the University of Pennsylvania.

David Yarnell	Has served as one of Parent’s directors since November 1998. He has been a Managing Member of Brand Equity Partners I, LLC since March 1997. Previously, he was a Vice President of Consumer Venture Partners from June 1993 to March 1997. He received his MBA from the Harvard Graduate School of Business in 1982.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Edward Monnier	Has served as one of Parent’s directors since March 2001. Mr. Monnier is currently a Vice President of Corporate Development & Strategy with Liberty Broadband Interactive Television, a wholly owned subsidiary of Liberty Media Corporation, and has held various positions with Liberty Media Corporation subsidiaries since October 1999. From July 1999 until October 1999, Mr. Monnier served as a strategy and mergers and acquisitions consultant for LEK consulting. Prior to that, he was a strategy consultant with Booz, Allen & Hamilton from June 1996 until June 1997. Mr. Monnier received a B.A. in Anthropology and in Philosophy, both from Emory University in 1989 and an MBA from the Wharton School of Business at the University of Pennsylvania in 1996.

Robert L. Bell	Joined Parent in July 2000 as Chief Technology Officer. From 1998 to 2000, Mr. Bell served as Vice President of Customer Development at Edifice Information Management Systems. Mr. Bell served as Director of IT for Chubb Computer Services from 1995 to 1998 and as Manager of System Support Services North America for P&O Containers, a leading steamship company, from 1991 to 1995. Mr. Bell received his B.S. from Denison University in Granville, Ohio in 1971 and his MS-AP from the Stevens Institute of Technology in 1978.

Sharon Pommer	Joined Parent as VP/General Merchandise Manager in June 1999. Since January 2002, she has served as President of Merchandising, Phase Three division of Parent. Prior to joining Parent, Ms. Pommer held a variety of positions at several national specialty retail chains, direct marketers, and department stores including Divisional Merchandise Manager (“DMM”) at G&G/Rave from 1992 to 1999, VP/DMM at The Childrens Place from 1991 to 1992, DMM at the J Crew Popular Club Division from 1990 to 1991, VP/DMM at Foxmoor Casuals from 1988 to 1990, and buyer at Macy’s New York from 1981 to 1988. Ms. Pommer graduated from Fashion Institute of Technology with an A.A.S. in Merchandising in 1972.

Gina DiGioia	Joined Parent in April 2001 as VP/ General Counsel. Prior to joining Parent, she was a senior associate of the law firm of Grant, Herrmann Schwartz & Klinger, LLC where she started in September 1997. She received her J.D. from the University of Buffalo School of Law in 1996 and her B.A. in International Studies from American University in 1991.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Walter Killough	Was hired by Parent in June 2003 to assist Parent in connection with the dELiA*s acquisition. During the period August 1998 through March 2003, Mr. Killough was employed by J. Crew, most recently as its Chief Operating Officer. Prior to joining J. Crew, he was President of Raffle America, an apparel manufacturer and importer. Prior to Raffle, he worked for Montgomery Ward for approximately 10 years in various merchandising positions. Mr. Killough graduated from Villanova University with a B.S. degree in Business Administration in 1976.

Beth Stankard	Has served as Parent’s VP/ Human Resources since July 1999. From 1993 to 1999 she worked for Saks Fifth Avenue in New York resigning as the Director of Employee Relations for the New York flagship store. She was employed by Barney’s New York during the period May through December 1993 where she served as a Corporate Recruiter. Ms. Stankard started her career in February 1990 at Macy’s Department Store and held various positions in its Human Resources department, including Training Manager, Corporate Compensation Specialist and Assistant Personnel Manager. Ms. Stankard graduated in 1988 with a B.S. degree in Labor Relations from LeMoyne College in Syracuse, New York.